NEWS RELEASE
November 9, 2009
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Drills More High Grade Uranium at Kuriskova

Vancouver, November 9, 2009 – Tournigan Energy Ltd.  (TVC: TSX-V; TGP: Frankfurt) announced today the results from the first seven drill holes of its ongoing infill and step out drilling program at the Kuriskova uranium deposit in Slovakia.  “We are encouraged by these high grade drill intercepts and by the potential to upgrade the overall size and grade of the Kuriskova deposit,” said Dorian L. (Dusty) Nicol, Tournigan’s President and CEO.  “The positive results from these drill holes validate the decision to continue advancing the project through a prefeasibility study.”

The recently completed seven holes include six infill holes and one step out hole.  The infill holes demonstrate the continuity of high grade uranium mineralization in the northern part of the deposit.  The step out hole, LE-K-24, drilled outside the present Inferred Resource, demonstrates continuity and extension of the high grade main zone toward the northeast.

Uranium grades presented in this news release are reported as equivalent uranium oxide (eU3O8%) based on downhole radiometric logging.  Highlights of the recent drilling results include:

DRILL HOLE	FROM (m)	TO (m)	LENGTH (m)	eU3O8%
LE-K-21	266.00	270.80	4.80	0.709
including	268.60	270.60	2.00	1.534
	283.40	284.60	1.20	0.501
LE-K-24	268.30	270.10	1.80	0.625
including	269.40	270.00	0.60	1.691
LE-K-25	215.90	223.10	7.20	0.570
including	218.10	219.20	1.10	1.702
	228.90	229.90	1.0	0.613
	231.30	232.20	0.90	0.900
	240.90	246.90	6.0	0.518
including	241.60	242.60	1.00	1.989
	264.10	265.30	1.20	0.471
LE-K-26	273.80	277.50	3.70	0.421
including	275.90	276.20	0.30	0.886
including	276.90	277.20	0.30	1.196
LE-K-27	231.50	232.20	0.70	1.325
	259.70	261.70	2.00	0.761
including	260.90	261.50	0.60	1.696
	264.70	266.70	2.00	0.644
including	265.60	266.70	1.10	1.024

These seven holes are expected to upgrade the resource in the northern part of the deposit by moving more pounds of uranium into the Indicated Resource category at higher grade than the current Inferred Resource.  In addition, they will likely add to the resource in the northeastern part of the deposit.  The mineralization remains open to the north and further stepout drilling will continue to test for extensions to this high-grade mineralization.

On September 19, 2009, Tournigan began the current drilling program with the objective of expanding and upgrading the Kuriskova uranium resource. The seven holes completed to date total 2,097 metres of an initial 5,000 metre drilling program. The results of this initial program will help define and plan subsequent drilling to be done in 2009 and early 2010. The complete program will total approximately 15,000 metres.

Complete significant results from the downhole radiometric logging of the seven holes are presented in Appendix A, which can be viewed from this link: http://www.tournigan.com/i/pdf/KurlDrillResults.pdf.  A plan showing drill hole locations projected onto the Indicated and Inferred Resource zones can be viewed from this link: http://www.tournigan.com/i/pdf/KurlPlanView.pdf.

“The results from our recent infill drilling continue to demonstrate the continuity and robust nature of the high grade main zone of the Kuriskova deposit,” said Mr. Nicol. “As we progress with the prefeasibility study, upgrading resources into the Indicated category at higher grade should have a significant positive impact on project economics.  The recent drilling also indicates the presence of high grade mineralization in the hanging wall zone.  Our current model of this zone of the deposit is based on 2007 drilling.  We believe there is potential to upgrade both the size and grade of the hanging wall zone and we will be updating our model of this zone based on 2008 and 2009 drilling.”

The uranium grades presented above are reported as equivalent uranium oxide (eU3O8%) as determined by downhole radiometric logging. The logging was performed by Koral, s.r.o. of Slovakia. Quality control and quality assurance is provided by Ravi Sharma, Tournigan’s Manager, Resources and Reserves.  Drill core samples are being submitted to ALS Chemex in Seville, Spain for chemical assay; assay results are expected by mid-December.  Tournigan has experienced very good correlation between downhole radiometric readings and chemical assays.  At these higher grades, chemical assays are expected to be equal to or higher than the radiometric eU3O8% equivalents that are reported.  Drill intercept thicknesses are reported as drilled; true thicknesses have not yet been calculated.

Ravi Sharma, MAusIMM, Tournigan's Manager, Resources and Reserves, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this news release.

About Tournigan Energy Ltd.

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and currently has four nuclear reactors generating half of its electricity with two more under construction. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has several other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com